Exhibit 10.12

                            AMENDMENT TO AGREEMENT
                            ----------------------


This Amendment to Agreement (the "Amendment") is made as of the 29th day of April, 2003, by and between Health Care Investment Visions, LLC ("HCIV") and Lifen, Inc. hereinafter referred to as the "Parties" or "Party."


                                   RECITALS:

     1. Parties entered into an Agreement dated as of January 2, 2003 whereby HCIV agreed to perform certain services for the benefit of Lifen, Inc. in exchange for payment in the form of Lifen, Inc.'s common stock.

     2. Parties now mutually desire to terminate this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreement herein and in Agreement dated January 2, 2003, it is hereby agreed as follows:

       This Agreement will be terminated as of April 29, 2003. Both Parties acknowledge that all consideration due to one another has been rendered in full, and that there is no further obligation on the part of HCIV to render services to Lifen, Inc. and that no compensation is due to HCIV for any past services that might have been rendered to Lifen, Inc.

IN WITNESS THEREOF, the Parties hereto have caused this Amendment to be duly executed and delivered as of the day and year first written above.


HEALTH CARE INVESTMENT VISIONS, LLC


By:	/s/ Joseph M. DeLuca
--------------------------------------------
Name:	Joseph M. DeLuca, MA, FACHE
Title:	Chief Executive Officer


LIFEN, INC.
A Delaware Corporation

By:	/s/ James D. Durham
--------------------------------------------
Name:	James D. Durham
Title:	Chairman and Chief Executive Officer